Mail Stop 4561

November 28, 2007

Mr. Jon L. Kranov
Senior Vice President and Chief Financial Officer
Ottawa Savings Bancorp, Inc.
925 LaSalle Street
Ottawa, IL 61350

      Re: **Ottawa Savings Bancorp, Inc.**
                    Form 10-KSB for the Fiscal Year Ended December 31, 2006
                    File No. 0-51367

Dear Mr. Kranov:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief